SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8A

                  NOTIFICATION OF REGISTRATION FILED PURSUANT
             TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: UC Co Investment Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

Telephone Number (including area code):

                  (212) 735-3000

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware 1801

With copies of Notices and Communications to:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036


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Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                           YES      [ ]               NO      [X]

Additional Information

Item 1.           UC Co Investment Fund LLC
Item 2.           Organized in Delaware on June 23, 2004
Item 3.           Limited Liability Company
Item 4 and 5.     The registrant is a closed-end non-diversified management
                  investment company.
Item 6.           Name and address of investment adviser:
                  UC Co Advisors LLC
                  c/o Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square,
                  New York, NY 10036
Item 7.           Manager: Dennis Porterfield
                  Officer: Jon Ashley
                  The address for both the Manager and the Officer will be the registrant's principal business address.
Item 8.           Not Applicable
Item 9.           (a)  The registrant will not be offering securities to the public.
                  (b)  Not Applicable
                  (c)  The registrant has no present proposal to make a public offering of its securities.
                  (d) The registrant has 103 securities currently issued and outstanding.
                  (e) As of the date hereof there are 103 beneficial owners.
Item 10.          Total assets:  $51,500
Item 11.          Registrant does not intend to apply for a licence as a small business investment company.
Item 12.          There has not yet been a report to securityholders.


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                                   SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 1st day of July, 2004.


[SEAL]

                               UC CO INVESTMENT FUND LLC
                               (REGISTRANT)


                                    /s/ Jon Ashley
                               By:  _______________
                                    Jon Ashley
                                    President


        /s/ Jon Ashley
Attest: ________________
        Jon Ashley
        Secretary